SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13 G

Under the Securities Exchange Act of 1934

CODDLE CREEK FINANCIAL CORP.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

191891 10 0

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No.        191891199

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Dale W. Brawley

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 34,740 6. Shared Voting Power 4,997 7. Sole Dispositive Power 34,740 8. Shared Dispositive Power 4,997

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,737

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 5.5%

12.	Type of Reporting Person (See Instructions) IN

Last Update: 11/05/2002

Item 1(a).	Name of Issuer:

Coddle Creek Financial Corp.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

347 North Main Street Post Office Box 1117 (28115-1117) Mooresville, North Carolina 28115-2453

Item 2(a).	Name of Person Filing:

Dale W. Brawley

Item 2(b).	Address of Principal Business Office:

347 North Main Street Post Office Box 1117 (28115-1117) Mooresville, North Carolina 28115-2453

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

Common Stock, no par value

Item 2(e).	CUSIP Number:

191891 10 0

Item 3.	If this statement is filed pursuant to Rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership:

	(a)	Amount Beneficially Owned: 39,737

	(b)	Percent of Class: 5.5%

	(c)	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote: 34,740

		(ii)	shared power to vote or to direct the vote: 4,997

		(iii)	sole power to dispose or to direct the disposition of: 34,740

		(iv)	shared power to dispose or to direct the disposition of: 4,997

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

3,787 shares included as shares with shared voting and disposition powers are shares allocated to Mr. Brawley pursuant to the Employee Stock Ownership Plan and Trust of Mooresville Savings Bank, Inc., SSB, which has filed a separate Schedule 13G. The remaining 1,210 shares identified as having shared voting and disposition powers are owned by Mr. Brawley’s wife and children.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certification:

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 28, 2003	/s/ DALE W. BRAWLEY
Dale W. Brawley